# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newton Golf Company, Inc., CIK 0001934245
CUSIP: 78577G301
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 551 Calle San Pablo, Camarillo, California (CA), 93012
Date of event which requires filing of this statement: 07/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002144867

## Reporting persons
- Bhaskaran Dennis: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 200,000; shared voting power 544,748; sole dispositive power 200,000; shared dispositive power 544,748; aggregate amount beneficially owned 744,747 (9.9% of the class)
  Comment: The shares over which Mr. Bhaskaran has sole voting and dispositive power consist of 200,000 shares of common stock held directly. Mr. Bhaskaran also has shared voting and dispositive power of (i) 15,000 shares of common stock held jointly with Cheryl Bhaskaran, Mr. Bhaskaran's spouse, (ii) 50,000 shares of common stock issuable upon the exercise of warrants (the "Warrants") held by Dennis K. Bhaskaran & Cheryl A. Bhaskaran TTEES of the Dennis and Cheryl Bhaskaran TR U/A Dated 11/06/2014 (the "Trust"), of which Mr. Bkaskaran is a trustee, and (ii) 529,747 shares of common stock issuable upon the conversion of Series A Preferred Stock held the Trust (the "Preferred Shares"). As described in Item 4(a) below, the Warrants and Preferred Shares are subject to a 9.9% beneficial ownership blocker.
  
  The ownership percentage is based upon 4,592,063 shares of the issuer's common stock outstanding as of May 11, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026 and reflects the 9.9% beneficial ownership blocker.
- Cheryl Bhaskaran: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 544,747; sole dispositive power 0; shared dispositive power 544,747; aggregate amount beneficially owned 544,747 (9.9% of the class)
  Comment: The shares over which Cheryl Bhaskaran has shared voting and dispositive power consist of (i) 15,000 shares of common stock held jointly with Dennis Bhaskaran, Ms. Bhaskaran's spouse, (ii) 50,000 shares of common stock issuable upon the exercise of Warrants held by the Trust, of which Ms. Bhaskaran is a trustee and (ii) 529,747 shares of common stock issuable upon the conversion of Preferred Shares held the Trust. As described in Item 4(a) below, the Warrants and Preferred Shares are subject to a 9.9% beneficial ownership blocker.
  
  The ownership percentage is based upon 4,592,063 shares of the issuer's common stock outstanding as of May 11, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026 and reflects the 9.9% beneficial ownership blocker.

## Item 1. Issuer
Name of issuer: Newton Golf Company, Inc.
Address of issuer's principal executive offices: 551 Calle San Pablo, Camarillo, California 93012

## Item 2. Person Filing
Name of person filing:
This statement is being filed by Dennis Bhaskaran and Cheryl Bhaskaran

The foregoing persons are sometimes referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 964 Wildwood Lane NW, Grand Rapids, MI 49534.
Citizenship: Each Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information requried by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The Warrants and Preferred Stock reflected on the cover pages are each subject to a 9.99% Blocker whereby they are not exercisable or convertible, as applicable, to the extent that following such exercise or conversion, taking into account all other shares of Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own in excess of 9.99% of the Company's outstanding Common Stock, as calculated in a manner consistent with the provisions of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.
Percent of class: 9.9% based upon an 4,592,063 shares of the issuer's common stock outstanding as of May 11, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026 and reflects the 9.9% beneficial ownership blocker..
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Please see Exhibit 99.1 for Joint Filing Agreement

## Signatures
- Bhaskaran Dennis: /s/ Dennis Bhaskaran, Dennis Bhaskaran (07/15/2026)
- Cheryl Bhaskaran: /s/ Cheryl Bhaskaran, Cheryl Bhaskaran (07/15/2026)